SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36267; File No. 812-15813

ETF Opportunities Trust and Hedgeye Asset Management, LLC

July 22, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act, as well as from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, and sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements").

Summary of Application: The requested exemption would permit Applicants to enter into and materially amend subadvisory agreements with subadvisors without shareholder approval and would grant relief from the Disclosure Requirements as they relate to fees paid to the subadvisors.

Applicants: ETF Opportunities Trust and Hedgeye Asset Management, LLC.

Filing Dates: The application was filed on May 27, 2025, and amended on December 18, 2025, March 3, 2026, June 29, 2026, and July 21, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email

should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on August 17, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: John S. McNamara III, Hedgeye Asset Management, LLC, 1 High Ridge Park, 3rd Floor, Stamford, Connecticut 06905; John H. Lively, Practus, LLP, John.lively@practus.com.

FOR FURTHER INFORMATION CONTACT: Asaf Barouk, Senior Counsel, or Matthew Cook, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' fourth amended and restated application, dated July 21, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.